CUSIP No. 92731L106	Schedule 13D	Page 1 of 6 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Vincera Pharma, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

92731L106

(CUSIP Number)

Ahmed M. Hamdy

Chief Executive Officer

Vincera Pharma, Inc.

4500 Great America Parkway, Suite 100 #29

Santa Clara, CA 95054

(650) 800-6676

with a copy to:

Tom C. Thomas, Esq.

Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street

Palo Alto, CA 94304

(650) 233-4500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92731L106	Schedule 13D	Page 2 of 6 Pages

(1)	Names of reporting persons Raquel E. Izumi
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization United States citizen
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 3,383,507
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 3,383,507
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 3,383,507
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 21.5%[1]
(14)	Type of reporting person (see instructions): IN

[1]

Calculation of the percentage of the shares of Common Stock beneficially owned assumes 13,984,441 shares of Common Stock outstanding, based on information included in the Issuer’s Current Report on Form 8-K filed on December 30, 2020 and that the 1,765,308 shares of Common Stock that the Reporting Person (as defined below) is eligible to receive pursuant to the earnout rights discussed in this Schedule 13D are issued and outstanding.

CUSIP No. 92731L106	Schedule 13D	Page 3 of 6 Pages

Item 1. Security and Issuer.

The class of equity security to which this statement on Schedule 13D (this “Schedule 13D”) relates is the Common Stock, $0.0001 par value per share (the “Common Stock”), of Vincera Pharma, Inc., a Delaware corporation (f/k/a LifeSci Acquisition Corp. (“LSAC”)) (the “Issuer”). The address of the principal executive offices of the Issuer is 4500 Great America Parkway, Suite 100, #29, Santa Clara, CA 95054. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background.

(a), (b), (c) and (f) This Statement is being filed by Raquel E. Izumi (the “Reporting Person”). The Reporting Person is a United States citizen.

The Issuer is a clinical-stage biopharmaceutical company focused on leveraging its extensive development and oncology expertise to advance new therapies intended to address unmet medical needs for the treatment of cancer.

The Reporting Person serves as the Chief Operations Officer of the Issuer and as a member of the Issuer’s Board of Directors (the “Board”). The principal business address of the Reporting Person is c/o Vincera Pharma, Inc., 4500 Great America Parkway, Suite 100 #29, Santa Clara, CA 95054.

Pursuant to Instruction C of Schedule 13D, the name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted for each of the persons who may be deemed to exert control over the Reporting Person is set forth in this Schedule 13D.

(d) and (e) During the last five years, the Reporting Person has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The shares of Common Stock reported herein as beneficially owned by the Reporting Person were acquired pursuant to that certain Merger Agreement, dated as of September 25, 2020 (the “Merger Agreement”), by and among LSAC, LifeSci Acquisition Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of LSAC (“Merger Sub”), VNRX Corp. (f/k/a Vincera Pharma, Inc.) (“Legacy Vincera Pharma”), a Delaware corporation, and Raquel E. Izumi, as the representative of the stockholders of Legacy Vincera Pharma. Pursuant to the terms of the Merger Agreement, Legacy Vincera Pharma in effect became a public company through a reverse merger whereby Merger Sub merged with and into Legacy Vincera Pharma (the “Merger” and, collectively with the other transactions described in the Merger Agreement, the “Business Combination”), with Legacy Vincera Pharma surviving the Merger and becoming a wholly-owned subsidiary of the Issuer with its name changed to VNRX Corp. The Business Combination closed on December 23, 2020 (the “Closing”).

Pursuant to the Merger Agreement, immediately prior to the effective time of the Merger (the “Effective Time”), each share of Legacy Vincera Pharma’s common stock, par value $0.0001 per share (the “Legacy Vincera Pharma Common Stock”) (other than any Dissenting Shares (as defined in the Merger Agreement)), was canceled and the stockholders of Legacy Vincera Pharma received (i) 0.570895 shares of Common Stock for each share of Legacy Vincera Pharma Common Stock held by them immediately prior to the Effective Time and (ii) certain rights to additional shares of Common Stock (the “Earnout Shares”) after the Closing, which Earnout Shares may be issuable from time to time.

Immediately prior to the Effective Time, 2,834,497 shares of Legacy Vincera Pharma Common Stock held by the Reporting Person were automatically converted into 1,618,199 shares of Common Stock. In addition, the Reporting Person may be eligible to receive up to 1,765,308 Earnout Shares, if any, that may be issuable from time to time. Pursuant to the terms of the Merger Agreement, the Earnout Shares will be released from escrow upon the achievement of certain earnout targets based upon the volume weighted average share price of Common Stock ranging from $20.00 to $45.00 per share. The number of Earnout Shares to be issued is subject to adjustment for any stock split, reverse stock split, recapitalization, reclassification, reorganization, exchange, subdivision or combination of the Issuer, pursuant to the terms set forth in the Merger Agreement.

CUSIP No. 92731L106	Schedule 13D	Page 4 of 6 Pages

Item 4. Purpose of Transaction.

The information contained above in Item 1 and Item 3 of this Schedule 13D is incorporated herein by reference. The Reporting Persons acquired the securities of the Issuer pursuant to the Merger Agreement.

The Reporting Person serves as Chief Operations Officer of the Issuer and as a director, and, in such capacities, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Subject to the Lock-up Agreement described in Item 6 of this Schedule 13D and the Issuer’s Insider Trading Policy, the Reporting Person may from time to time buy or sell securities of the Issuer as appropriate for the Reporting Person’s personal circumstances.

Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Person, at any time and from time to time, may review, reconsider and change her position and/or change her purpose and/or develop such plans and may seek to influence management of the Issuer or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5. Interest in Securities of the Issuer.

The information contained in Item 3 of this Schedule 13D is incorporated by reference herein.

(a), (b) The responses of the Reporting Person with respect to Rows 7 through 13 of the cover page to this Schedule 13D are incorporated herein by reference.

The Reporting Person’s aggregate percentage of beneficial ownership is approximately 21.5% of the outstanding shares of the Common Stock. Calculations of the percentage of the shares of Common Stock beneficially owned in this Schedule 13D assume that 13,984,441 shares of Common Stock are outstanding, based on information included in the Issuer’s Current Report on Form 8-K filed on December 30, 2020, and that the 1,765,308 shares of Common Stock that the Reporting Person is eligible to receive pursuant to the earnout rights discussed in this Schedule 13D are issued and outstanding. The Reporting Person has sole voting and dispositive power over the shares.

The Reporting Person expressly disclaims beneficial ownership of all of the shares of Common Stock included in this Schedule 13D, other than the shares of Common Stock held of record by such Reporting Person, and the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of sections 13(d) or 13(g) of the Act the beneficial owner of any securities covered by this Schedule 13D.

(c) The Reporting Person has not engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of filing of this Schedule 13D.

(d) To the best knowledge of the Reporting Person, no one other than the Reporting Person, or the members or affiliates of the Reporting Person, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported herein as beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Lock-up Agreement

In connection with the Business Combination, on December 23, 2020, the Reporting Person entered into a Resale Lock-up Agreement with the Issuer, with respect to the shares of Common Stock received pursuant to the Business Combination or during the Lock-up Period (as defined below) (such shares, the “Lock-up Shares” and the agreement, the “Lock-up Agreement”). The Lock-up Agreement provides for the securities of the Issuer held by the Reporting Person to be locked-up for a period of six months following the Closing (the “Lock-up Period”), subject to certain exceptions. This summary is qualified by the actual terms of Lock-up Agreement, a copy of which is attached to this Schedule 13D as Exhibit III and is incorporated herein by reference.

CUSIP No. 92731L106	Schedule 13D	Page 5 of 6 Pages

Registration Rights Agreement

In connection with the Business Combination, on December 23, 2020, the Reporting Person entered into an Amended and Restated Registration and Stockholder Rights Agreement by and among the holders of Legacy Vincera Pharma Common Stock, the Issuer, LifeSci Investments, LLC, LifeSci Holdings LLC, Rosedale Park, LLC and certain other LSAC stockholders (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, such parties hold registration rights that obligate the Issuer to register for resale under the Securities Act of 1933, as amended (the “Securities Act”) all or any portion of the Common Stock issued under the Merger Agreement, including any Earnout Shares held by such parties. Such parties holding a majority-in-interest of all such registrable securities are entitled to make a written demand for up to three registrations under the Securities Act of all or part of the registrable securities. Under the Registration Rights Agreement, if the Issuer proposes to file a registration statement under the Securities Act with respect to its securities, the Issuer shall give notice to the holders of registrable securities as to the proposed filing and offer such holders an opportunity to register the resale of such number of their registrable securities as they request in writing, subject to certain exceptions. In addition, subject to certain exceptions, such holders of registrable securities will be entitled to request in writing that the Issuer register the resale of any or all of their registrable securities on Form S-3 and any similar short-form registration statement that may be available at such time. This summary is qualified by the actual terms of the Registration Rights Agreement, a copy of which is attached as an exhibit to this Schedule 13D as Exhibit IV and is incorporated herein by reference.

Voting and Support Agreement

In connection with the Business Combination, on December 23, 2020, the Reporting Person entered into a Voting and Support Agreement by and among LifeSci Investments, LLC, LifeSci Holdings LLC, Rosedale Park, LLC and certain other Issuer stockholders (the “Voting Agreement”). Under the Voting Agreement, such parties agreed to vote or cause to be voted all shares owned by them from time to time that may be voted in the election of Issuer directors, and cause their director designees, to ensure that (i) the size of the Board is set and remains at nine directors, (ii) seven persons nominated by the Legacy Vincera Pharma stockholders and two persons nominated by the Issuer stockholders who are parties thereto are elected to the Board, and (iii) no member of the Board is removed without the approval of the stockholders entitled to designate such director. The Voting Agreement will terminate upon the earliest to occur of (i) the written consent of the Issuer and a majority-in-interest of each of the Legacy Vincera Pharma stockholders and the Issuer stockholders who are parties to the Voting Agreement, (ii) the consummation of an acquisition of the Issuer, or (iii) five years following the Closing. This summary is qualified by the actual terms of the Voting Agreement, a copy of which is attached as an exhibit to this Schedule 13D as Exhibit V and is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

Exhibit I	Power of Attorney.

Exhibit II	Merger Agreement dated as of September 25, 2020, by and among LifeSci Acquisition Corp., a Delaware corporation, LifeSci Acquisition Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of LSAC, Vincera Pharma, Inc., a Delaware corporation, and Raquel Izumi, an individual, as the representative of the stockholders of the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed on December 30, 2020).

Exhibit III	Form of Resale Lock-up Agreement by and between the Issuer and certain stockholders, dated December 23, 2020 (incorporated by reference to Exhibit 10.10 to the Current Report on Form 8-K filed on December 30, 2020).

Exhibit IV	Amended and Restated Registration and Stockholder Rights Agreement by and among Vincera Pharma, Inc. and certain stockholders of LifeSci Acquisition Corp., dated December 23, 2020 (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed on December 30, 2020).

CUSIP No. 92731L106	Schedule 13D	Page 6 of 6 Pages

Exhibit No.	Description

Exhibit V	Voting and Support Agreement by and among LifeSci Acquisition Corp., certain founder stockholders, and certain investor stockholders, dated December 23, 2020 (incorporated by reference to Exhibit 4.5 to the Current Report on Form 8-K filed on December 30, 2020).

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated: December 30, 2020

Raquel E. Izumi

/s/ Raquel E. Izumi